Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
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Internet www.paulhastings.com
March 31, 2008
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kayne Anderson Energy Development Company
File No. 814-00725
Dear Mr. Sandoe:
     On behalf of Kayne Anderson Energy Development Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff received in a telephone call on March 28, 2008 regarding the Fund’s preliminary proxy statement filed with the Commission on March 21, 2008 (the “Proxy Statement”). For your convenience, we have summarized Mr. Sandoe’s comments.
1.	Comment: In the discussion on page 19 of the Proxy Statement regarding the required vote for the approval of each proposal, please clarify the treatment of abstentions.

Response: The requested disclosure has been added.

2.	Comment: Please verify and confirm that the election of a director to the Board of Directors of the Fund requires the affirmative vote of the holders of a majority of the shares of stock outstanding and entitled to vote, rather than a mere plurality.

Response: Article II, Section 7 of the Fund’s Amended and Restated Bylaws states that “[e]ach director shall be elected by the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereon.”

3.	Comment: In the discussion on page 19 of the Proxy Statement regarding the required vote for the approval of each proposal, please clarify the effect of broker non-votes with respect to Proposal Two.

Response: The requested disclosure has been added.

* * * * * * * * * *
     We believe that we have addressed fully Mr. Sandoe’s comments regarding the Proxy Statement. We are grateful to your continuing assistance with the review of this Proxy Statement.
     Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,
/s/ David A. Hearth
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures)
David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)

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